FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: February 27, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

DONNE R M INERALS LTD.

                            Number: 004-04
Dated: February 27, 2004               TSX Venture Exchange Symbol: DML
                Frankfurt Stock Exchange Symbol: DNL

PRIVATE PLACEMENT INCREASED TO $3.28 MILLION

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., announces that the $3,000,000 private placement announced on February 11, 2004 has been increased to $3,277,160. These funds will be raised by the Company issuing a total of 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 for two years. A portion of the units will be flow through units.

Finder's fees may be payable in cash, shares or warrants with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

The private placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com